Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Platinum Underwriters Holdings, Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-189303) on Form S-3ASR of RenaissanceRe Holdings Ltd. of our reports dated February 11, 2015, with respect to the consolidated balance sheets of Platinum Underwriters Holdings, Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the Form 8-K of RenaissanceRe Holdings Ltd. dated March 5, 2015.

/s/ KPMG Audit Limited

Hamilton, Bermuda

March 5, 2015